Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 1 DATED MAY 12, 2015

TO THE PROSPECTUS DATED APRIL 27, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 27, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A. To provide information regarding our public offering;

B. To provide information regarding distributions declared; and

C. To update the section of the Prospectus titled “Business.”

A. Status of Our Public Offering

As of May 11, 2015, we had raised gross proceeds of approximately $85.5 million from the sale of approximately 9.0 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B. Declaration of Distributions

On April 21, 2015, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from April 1 through April 30, 2015. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197808 per unit per day (less the distribution fee with respect to Class C units). On May 1, 2015, $339,463 of these distributions were paid in cash and on April 30, 2015, $169,836 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C. Update to the Section Titled “Business”

On May 4, 2015, the Company, through our Advisor, entered into a sub-advisory agreement with Helios Investment Partners LLP to become a sub-advisor for the Company’s investments in Sub-Saharan Africa.

1.	a. The fifth paragraph in the “Business—Investment Strategy—Expertise—Investing with Sub-advisors” section of the Prospectus on page 63 of the Prospectus is deleted in its entirety and replaced with the following:

As of May 12, 2015, our Advisor has selected five institutional-class sub-advisors with access to a robust pipeline of highly selective investment opportunities. Collectively, the sub-advisors have deployed more than $29.5 billion in developing economy debt transactions. The management teams have an average of approximately 23 years of local market experience. The following are the selected managers to act as sub-advisors:

b. The following is inserted as the last bullet point in the “Business—Investment Strategy—Expertise—Investing with Sub-advisors” section of the Prospectus on page 64 of the Prospectus:

•	Helios Investment Partners, LLP (Helios): is an Africa-focused private investment firm managing funds totaling over $3 billion. Established in 2004, led and managed by a predominantly African team and based in London, Nigeria, and Kenya, Helios has completed investments in countries across the African continent. Helios’ portfolio companies operate in more than 35 countries in all regions of the continent, and the firm’s diverse investor base comprises a broad range of the world’s leading investors, including sovereign wealth funds, corporate and public pension funds, endowments and foundations, funds of funds, family offices and development finance institutions across the US, Europe, Asia and Africa.

Recipient of the Overseas Private Investment Corporation’s 2014 Impact Award in Private Equity, Helios is a solutions provider that bridges international capital and know-how to African talent and enterprise. Differentiated by a combination of world-class investment skills, deep local and international networks, and a thorough understanding of the African environment, the firm is well-positioned to generate strong risk-adjusted returns from investments in the African market.

The Helios credit team’s senior members collectively have more than 55 years of investment experience in institutional lending, debt structuring, trading and risk management with previous tenures at leading financial institutions including Standard Chartered PLC, Bank of America N.A., Citibank N.A. and Renaissance Financial Holdings Limited and have completed over $4.2 billion in debt transactions across Africa. These investment professionals lead the Helios credit team’s disciplined loan structuring and diligent risk management processes and procedures to create attractive investment and impact opportunities for the Company’s term loan strategy throughout Sub-Saharan Africa. As one of the leading investment firms in the region, Helios’ regional networks will support the credit team’s mandate to provide financing to companies not well-served by banks or equity investors. Helios serves as a secondary sub-advisor.

c. The map in the “Business—Investment Strategy—Expertise—Investing with Sub-advisors” section of the Prospectus on page 64 of the Prospectus is deleted in its entirety and replaced with the following:

2.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of April 30, 2015:

Investments

Since the Company commenced operations and through April 30, 2015, the Company has funded in excess of $131.5 million in in aggregate investments, including $24.7 million in short-term investments. As of April 30, 2015, the Company’s portfolio consisted of $76.3 million in total loan commitments, with $56.8 million in current loan outstandings across 18 separate investments. Given the Company’s weighted average portfolio duration of less than a year, a significant portion of the secured borrower debt has paid off and been reinvested in new transactions.

As of April 30, 2015, the Company had the following investments:

Investment Portfolio
Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]	Primary Impact Objective
Agricultural Supplies Producer	Agricultural Chemicals	South Africa	Trade Finance	3/12/2015	13.00%	$10,000,000	$1,495,758	Job Creation
Agriculture Distributor	Farm-Product Raw Materials	Argentina	Trade Finance	12/11/2015	9.00%	$7,000,000	$7,000,000	Job Creation
Beef Exporter	Meat Products	Argentina	Trade Finance	6/4/2015	11.98%	$7,000,000	$6,000,000	Job Creation
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	6/1/2015	12.91%	$1,400,000	$1,375,422	Job Creation
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/30/2015	14.25%	$7,000,000	$7,000,000	Job Creation
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	7/1/2015	12.75%	$750,000	$412,100	Job Creation
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	5/14/2015	12.00%	$2,000,000	$2,000,000	Job Creation
Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	2/25/2016	10.85%	$6,000,000	$6,000,000	Job Creation
Diaper Manufacturer[5]	Converted Paper and Paperboard Products	Peru	Term Loan	6/15/2017	15.57%	$2,750,000	$2,750,000	Job Creation
Farm Supplies Distributor	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	10/25/2015	12.15%	$15,000,000	$8,715,349	Job Creation
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015	17.50%	$1,250,000	$1,038,939	Job Creation
Meat Processor[6]	Meat Products	South Africa	Trade Finance	1/28/2016	14.50%	$2,800,000	$1,911,910	Job Creation
Mine Remediation Company	Metal Mining Services	South Africa	Trade Finance	2/2/2016	17.50%	$3,250,000	$2,547,135	Job Creation
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	4/28/2015	12.50%	$1,000,000	$1,000,000	Job Creation
Soybean Distributor[7]	Fats and Oils	Argentina	Trade Finance	2/3/2016	8.89%	$3,100,000	$3,100,000	Job Creation
Sugar Producer	Field Crops, Except Cash Grains	Brazil	Term Loan	5/15/2017	12.43%	$3,000,000	$3,000,000	Capacity- Building
Textile Distributor[8]	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	7/9/2015	15.00%	$2,500,000	$1,371,445	Job Creation
Waste Management Equipment Distributor[9]	Machinery, Equipment, and Supplies	South Africa	Trade Finance	5/14/2015	19.50%	$500,000	$100,000	Equality & Empowerment
Investment Portfolio Total						$76,300,000	$56,818,058
Short-Term Investments[10]
Rice Producer	Cash Grains	Tanzania	Short-Term	5/5/2015	11.50%	$3,900,000	$3,900,000	N/A
Farm Supplies Importer	Miscellaneous Non-Durable Goods	South Africa	Short-Term	5/25/2015	13.00%	$2,000,000	$750,000	N/A
Agricultural Products Exporter[11]	Farm-Product Raw Materials	Singapore	Short-Term	7/22/2015	9.00%	$10,000,000	$10,000,000	N/A
Short-Term Investment Total						$15,900,000	$14,650,000
Investment Portfolio and Short-Term Investment Totals						$92,200,000	$71,468,058

[1]	Given the nature of trade finance contracts, trade finance borrowers typically have a 30 day grace period relative to the maturity date.
[2]	Interest rates are as of April 30, 2015. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as of April 30, 2015. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	The interest rate includes 2.50% of deferred interest.
[6]	On April 6, 2015, the Company funded $600,000 as part of an existing $2,800,000 revolving trade finance facility at a fixed interest rate of 14.50% to the vertically-integrated Meat Processor operating in the country’s rural provinces. The transaction, set to mature on December 15, 2015, is supported by inventory. TriLinc financing is expected to support the borrower’s continued growth through the expansion of its distribution network and the addition of more retail outlets in the country’s underserved low- to middle-income consumer market. As a part of this growth, the borrower anticipates that it will expand its employee base.
[7]	On April 10, 2015, the Company funded $3,100,000 as part of an existing $3,100,000 revolving trade finance facility at a fixed interest rate of 8.89% to the Soybean Distributor. The transaction, set to mature on February 3, 2016, is supported by a specific purchase order contract with a buyer based in the Netherlands. The borrower anticipates that the financing will support economic growth through job creation, increased exports and increased agricultural productivity.
[8]	On April 17, 2015, the Company funded $177,237 as part of an existing $2,500,000 revolving trade finance facility at a fixed interest rate of 15.00% to the Textile Distributor. The transaction, set to mature on July 2, 2015, is secured by specific inventory being imported into South Africa from Asia. The borrower anticipates that TriLinc financing will support employment generation.
[9]	On April 16, 2015, TriLinc funded $100,000 as part of an existing $500,000 purchase and repurchase trade finance facility at a fixed interest rate of 19.50% to the Waste Management Equipment Distributor. The transaction, set to mature on May 14, 2015, is supported by specific equipment. The borrower anticipates that TriLinc financing will support its objective of providing environmental management solutions while also promoting the participation of women and minorities in the workplace.
[10]	Short-term Investments are defined as investments that generally meet the standard underwriting guidelines for trade finance and term loan transactions and that also have the following characteristics: (1) maturity of less than one year, (2) loans to borrowers to whom, at the time of funding, the Company does not expect to re-lend. Impact data is not tracked for Short-term Investments.
[11]	The transaction is secured by specific collateral held by the borrower’s subsidiaries in Kenya, Tanzania, and Zambia.

As of April 30, 2015 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]	Primary Impact Objective
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%	Access to Finance
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%	Job Creation
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%	Job Creation
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%	Job Creation
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%	Job Creation
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%	Job Creation
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%	Job Creation
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%	Job Creation
Portfolio Totals					$13,219,325

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).

Certain Portfolio Characteristics1

Total Assets (est.)	$76,447,020
Current Loan Commitments	$76,300,000
Leverage	0%
Weighted Average Portfolio Loan Size	$3,736,952
Weighted Average Portfolio Duration	0.49 years
Weighted Average Position Yield	12.4%
USD Denominated	100%
Countries	7

Top Five Investments by Percentage

Company Description	Country	% of Total Assets
Farm Supplies Distributor	Zambia	11.4%
Agriculture Distributor	Argentina	9.2%
Cement Distributor	Kenya	9.2%
Beef Exporter	Argentina	7.8%
Dairy Co-Operative	Argentina	7.8%

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, pertains exclusively to the Company’s Investment Portfolio and therefore does not include the Company’s Short-Term Investments.
[2]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s Investment Portfolio.